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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69234 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Top Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3620 Kensley Drive
(No. and Street)

| Inglewood | CA | 90305 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Debra D Draughan | 301-677-4050 | ddd@topcapitaladvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

| PO Box 2555 | Hamilton Square | NJ | 08690 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/23/2010 | 3598 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Debra D Draughan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Top Capital Advisors, Inc. _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

*Notarial Certificate is ATTACHED*

Signature: _____

Title: _____
Managing Partner

Notary Public _____

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 13 day of APRIL, 2022
*Date* *Month* *Year*

by DEBRA D. DRAUGHAN

*Name of Signers*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
*Signature of Notary Public*

HAROLD A. UTOMAKILI
COMM. # 2354533
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. MAY. 9, 2025
MGC1

*Seal*
*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.*

**Description of Attached Document**
Title or Type of Document: ANNUAL REPORTS FORM X-17A-5 PART III OATH or Affirmation

Document Date:

Number of Pages:

Signer(s) Other Than Named Above:

# Top Capital Advisors, Inc.

*FINANCIAL STATEMENTS*

*AND*

*SUPPLEMENTARY INFORMATION*

**For the Year Ended**

**December 31, 2021**

**MICHAEL T. REMUS**

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
**Top Capital Advisors, Inc.**

**Opinion on the Financial Statements**

I have audited the accompanying statement of financial condition of Top Capital Advisors, Inc. as of December 31, 2021, and the related statements of operations, changes in shareholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Top Capital Advisors, Inc. as of December 31, 2021 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Top Capital Advisors, Inc.'s management. My responsibility is to express an opinion on Top Capital Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Top Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Supplemental Information**

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Top Capital Advisors, Inc.'s financial statements.

The supplemental information is the responsibility of Top Capital Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

I have served as Top Capital Advisors, Inc. auditor since 2014.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 5, 2022


**TOP CAPITAL ADVISORS, INC.**

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

**ASSETS**


**Assets**

| | | |
|---|---|---|
| Cash | $ | 222,256 |
| **Total Assets** | $ | 222,256 |

**LIABILITIES AND SHAREHOLDER EQUITY**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 9,000 |
| Due to shareholder | | 62,500 |
| **Total Liabilities** | | 71,500 |

*Commitments and Contingencies (Note 6)*

**Stockholder Equity**

| | | |
|---|---|---|
| Common stock, $0 Par Value, 200 shares authorized, 200 shares issued and outstanding | | 200 |
| Additional paid-in-capital | | 244,440 |
| Retained earnings | | (93,884) |
| **Total Shareholder Equity** | | 150,756 |
| **Total Liabilities and Shareholder Equity** | $ | 222,256 |

See accompanying notes.

# TOP CAPITAL ADVISORS, INC.
## STATEMENT OF OPERATIONS
### For the Year Ended December 31, 2021

**REVENUES**

| | | |
|---|---|---:|
| Retainer Income | $ | 115,000 |
| Consulting Services Fees | | 14,837 |
| | | |
| Total Revenues | | 129,837 |

**OPERATING EXPENSES**

| | |
|---|---:|
| Compensation & benefits | 57,740 |
| Consulting | 30,000 |
| Professional fees | 16,185 |
| Technology and communication | 5,378 |
| Regulatory & compliance | 11,223 |
| Travel | 9,160 |
| Other Expenses | 9,846 |
| Taxes | 1,641 |
| | |
| Total Operating Expenses | 141,173 |

| | | |
|---|---|---:|
| Net Loss | $ | (11,336) |

See accompanying notes.

## TOP CAPITAL ADVISORS, INC.
### STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
For the Year Ended December 31, 2021

| | Common Stock | | | Additional | Retained | Total Stockholder |
| | Number of Shares | | Amount | Paid-in-Capital | Earnings (Deficit) | Equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 2020 | 200 | $ | 200 | $ 213,190 | $ (82,548) | $ 130,842 |
| Debt to equity conversion | | | | 31,250 | - | 31,250 |
| Net Loss | - | | - | - | (11,336) | (11,336) |
| Balance at December 31, 2021 | 200 | $ | 200 | $ 244,440 | $ (93,884) | $ 150,756 |

See accompanying notes.


**TOP CAPITAL ADVISORS, INC.**

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021


**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---:|---:|
| Net Loss | $ | (11,336) |
| | | |
| Adjustments to Reconcile Net Losss to Net | | |
| Cash Provided by Operating Activities: | | |
| | | |
| (Increase) Decrease in: | | |
|   Accounts Receivables | | 93,750 |
| | | |
| Increase (Decrease) in: | | |
|   Deferred revenue | | (5,000) |
| | | |
| Net cash provided by operating activities | | 77,414 |
| | | |
| Net increase in cash | | 77,414 |
| | | |
| Cash at Beginning of Year | | 144,842 |
| | | |
| Cash at End of Year | $ | 222,256 |

**Supplemental Disclosures:**

| | | |
|---|---:|---:|
|   Cash paid for income taxes | $ | 1,641 |
|   Cash paid for interest | $ | - |

**Non-cash investing and financing activities:**

| | | |
|---|---:|---:|
|   Conversion of officer loan to equity | $ | 31,250 |

See accompanying notes.

1        **Organization and Nature of Business Operations**

Top Capital Advisors, Inc. (the Company) is a New York corporation. For regulatory purposes, its main office is based in Inglewood, CA. Geographical limits on its operations are a function of relevant securities registration regulations.

The Company's membership agreement allows the firm to provide private equity fund consulting and placement (of limited partnership interests) services on behalf of institutional quality private equity funds. During calendar year 2021, the firm's operations provided private equity consulting and fund placement services to private equity funds.

The Company is a broker dealer registered with the Securities and Exchange Commission (S.EC.), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies.

Revenues may be affected by the overall activities of the financial markets and other economic risks.

The Company holds no customer funds or securities and does not participate in the underwriting of securities.

2        **Significant Accounting Policies**

  (a)  *Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

  (b)  *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

  ( c)  *Statement of Cash Flows*

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.  The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.  There were no cash equivalents at December 31, 2020.  Company's cash is held by major financial institutions and is insured by the Federal Deposit Insurance Corporation.

(d)  *Accounts Receivable*

Accounts receivable (if any) are stated at the amount management expects to collect from the balances outstanding at year-end.  Management has evaluated accounts receivable at December 31, 2021 and determined that there are no amounts outsatnding. Accordingly, no allowance for uncollectible trade accounts receivable is required.  If it were to be determined probable that any amounts were uncollectible they would be charged to operations and an allowance would be established.  Accounts receivable are not collertized.

(*e*)  *Revenue Recognition*

Effective January 1,2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

During calendar year 2021, operating revenues were comprised of consulting service fees associated with consulting services provided and retainer fees associated with potential institutional placements. Consulting service and placement fees are recognized at such time as the fees are payable under the consulting agreement. Placement fees are recognized at the time the fees are payable under the placement agreement when all performance obligations have been substantially completed.

(*f*)  Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes,  the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income.  Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities.  In the event of an examination of the Company's tax return, the tax liability of the shareholder's could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's  may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements.  Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes.  Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period.   The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2021 and there are no open tax years prior to 2017.  In addition, no income material tax related penalties or interest have been recorded for the year ended December 31, 2021.

### (g)  Advertising and Marketing

Advertising costs (if any) are charged to operations as incurred.

### (h)  General and Administrative Expenses

General and administrative costs (other expenses) are expensed as incurred.

### (i)  Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> *Level 2.*  Inputs other than quoted prices included in level 1 that are observable for the a asset or liability either directly or indirectly.

> *Level 3.*  Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.  To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

## 3    Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1).  The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule.  At December 31, 2021, the Company had net capital of $150,756, which was $145,756 in excess of its required minimum net capital of $5,000.  The Company's aggregate indebtedness to net capital ratio was .4743.

**3      Net Capital Requirements** - *continued*

Advances to affiliates, contributions, distributions, and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.  The Company relies on Footnote 74 of SEC Release 34-70073.

**4      Concentrations and Economic Dependency**

The Company's revenues are related to work done as discussed in Note 2 above. There is no assurance of future revenues from these clients. Two client's accounted for 100% of 2021 retainer fees.

The Company maintains its cash in a bank account that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2021. As of December 31, 2021, there were no cash equivalent balances held in any accounts that were not fully insured.

**5      Fair Value**

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

**6      Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.  As of December 31, 2021 the Company was in compliance with this rule.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year ended December 31, 2021.

**7      Related Party Transactions**

The Company paid its principal shareholder / chief executive officer a commission in the amount of $27,500 and reimbursed her for various overhead and travel in accordance with its routine practice. Some travel related expenses are reimbursed by the client. In addition, in 2021, the shareholder elected to convert $31,250 of the balance owed to her at December 31, 2020 to an equity contribution.

**8      Anti-Money Laundering Policies and Procedures**

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company.  At December 31, 2021 the Company had implemented such policies and procedures.

**9      Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

**10     Subsequent Events**

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of April 5, 2022 which is the date the financial statements were available to be issued.  Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

**11    COVID 19**

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

**Supplementary Information**

**Pursuant to Rule 17a-5 of the**

**Securities Exchange Act of 1934**

**As of December 31, 2021**

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2021

**Schedule I**

NET CAPITAL

| | | |
|---|---|---:|
| Assets | $ | 222,256 |
| Less Liabilities | | (71,500) |
| Total Ownership Equity | | 150,756 |
| Less Non Allowables | | 0 |
| TNC Before Haircuts & Undue Concentration | | 150,756 |
| Less Haircuts | | 0 |
| Less Undue Concentration | | 0 |
| **NET CAPITAL** | | 150,756 |
| Minimum Required Net Capital | | 5,000 |
| Excess Net Capital | $ | 145,756 |
| | | |
| AI/NC Ratio | | 0.4743 |
| Non A.I. Liabilities | | 0.00 |

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2021)
**As Amended on April 13, 2022**

| | | |
|---|---|---:|
| Net Capital, as reported in Company's Part II unaudited Focus Report | $ | 150,756 |
| Net Capital, per above | | 150,756 |
| Difference | $ | - |

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2021.

**Top Capital Advisors, Inc.**


**Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2021**

SCHEDULE II


The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

## MICHAEL T. REMUS

### *Certified Public Accountant*

P.O. Box 2555

Hamilton Square, NJ  08690

**Tel:** 609-540-1751

**Fax:** 609-570-5526

## <u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To: The Stockholder

**Top Capital Advisors, Inc.**

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Top Capital Advisors, Inc.  (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to effecting securities transactions via subscriptions and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2021. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements.  My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.  Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

*Michael T Remus*

Michael T. Remus, CPA

Hamilton Square, New Jersey

April 5, 2022

Top Capital Advisors, Inc.
3620 Kensley Drive
Inglewood, CA 90305
(310) 677-44650

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Top Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Top Capital Advisors, Inc.

I, Debra D Draughan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Debra D. Draughan
Title: Managing Partner